SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on October 15, 2009
2.	Notice to the Market dated October 15, 2009

Item 1.

COSAN S.A. INDÚSTRIA E COMÉRCIO

C.N.P.J. nº 50.746.577/0001-15
N.I.R.E. nº 35.300.177.045

Minutes of the Board of Directors Meeting,
Held on October 15th, 2009

1.           DATE, TIME AND PLACE: Held on the 15th day of October of 2009, at 10:00 a.m., at the administrative office of the Company at Avenida Juscelino Kubitschek, 1726, 6th Floor, in the city and state of São Paulo.

2.           Attendance: All the members of the Company’s Board of Directors were present, Messrs. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard Otto Cordes, Serge Varsano, Marcelo Eduardo Martins, Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa, members of the Board of Directors.

3.           Summons: The call notice was waived in view of the attendance of all board members.

4.           Chair: President: Rubens Ometto Silveira Mello; Secretary: Pedro Isamu Mizutani.

5.           Agenda: The Chairperson clarified that the purpose of the present meeting is the deliberation of the following subjects: (i) resignation of its position as the Company’s Chief Executive Officer, effective as of October 31st, 2009; (ii) appointment of the current Commercial and Logistics Vice-President, Mr. Marcos Marinho Lutz, as the new Chief Executive Officer, starting on November 1st, 2009; (iii) call General Shareholders’ Meeting to deliberate of the changes in the Bylaws, according to the terms described on the attached call notice.

6.           Resolutions unanimously approved, without restrictions: Upon opening the meeting, after discussion of the matters, the members of the Board of Directors decided unanimously and without restrictions:

I)
The Chairperson presented the resignation of his position as Chief Executive Officer, emphasizing to the Board members his motivation of focusing on the definitions of the Company’s strategy, being exclusively dedicated to the Board of Directors. The attendants received the resignation request, presented at the meeting.

II)	In sequence, the Chairperson appointed the Commercial and Logistics Vice-President to serve as the Chief Executive Officer, starting on November 1st, 2009, which was unanimously accepted.

III)	The declaration of investiture of officer will be signed by Mr. Marcos Marinho Lutz on November 1st, 2009, in the relevant book.
IV)
Finally, the Chairperson suggested calling an Extraordinary General Shareholders Meeting to deliberate about the rewriting of the articles 22 and 27 of the Company’s Bylaws, in order to reduce the Officers’ autonomy to act without the approval of the Board of Directors.

7.           Adjournment: There being no further business to conduct, the Chairperson adjourned the meeting, from which the present minutes were written up, which after being read and found in conformity, were signed by all those present. aa) Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard  Otto Cordes, Serge Varsano, Marcelo Eduardo Martins, Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize  and Roberto de Rezende Barbosa, members of the Board of Directors.

São Paulo (SP), October 15th, 2009

Pedro Isamu Mizutani
Secretary

Item 2.

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer’s ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), in accordance with CVM Instruction 358/02, hereby announces that Rubens O. Silveira Mello presented his resignation as Cosan S.A.’s CEO at today’s Board of Director's Meeting. He will remain Chairman of the Board of Directors, in order to dedicate himself exclusively to the Company’s strategic management. In addition, the Board of Directors appointed Marcos Marinho Lutz, currently Chief Commercial and Logistics Officer, as the new CEO. Mr. Lutz will take up office on November 1, 2009.

Before joining Cosan S.A.’s executive body in February 2007, Mr. Lutz served as Infrastructure and Energy Officer at CSN and was a member of the Board of Directors of MRS Logística and Ita Energética. He was also chief superintendent at Ultracargo S.A., a logistics subsidiary of the Ultra Group. Mr. Lutz has a bachelor’s degree in Naval Engineering from the Polytechnic School of the University of São Paulo and a master’s degree in Business Administration from the Kellogg Graduate School of Management.

Cosan S.A. underlies its commitment to best corporate governance practices and the professionalization of its entire executive body, a process which began some years ago.

São Paulo, October 15, 2009

Marcelo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 16, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer